Resolute Oncology Inc.
4759 Kester Avenue
Sherman Oaks, California
91403
Tel: 310-780-1558
July 15, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs and Mesdames:

Re: Resolute Oncology, Inc. (the “Company”)
Form 10-K for the Year Ended
December 31, 2012
Filed March 28, 2013
File No. 333-166848

We write in response to your letter dated July 1, 2013 regarding the above referenced 10-K.  We advise that the Company intends to make full reply to your comments by filing the requested Form 8-k under Items 2.01, 5.06 and 9.01. Due to administrative delays in the preparation of the financial information for Resolute Oncology GmbH, the Company anticipates filing the Form 8-k by July 31, 2013 or earlier.
Should you require additional information in the interim, please do not hesitate to contact the undersigned.

Yours truly

RESOLUTE ONCOLOGY INC.

Per:	/s/ Blair Sorby
Blair Sorby,
President